------                           U.S. SECURITIES AND EXCHANGE COMMISSION            -------------------------------
FORM 4                                    WASHINGTON, D.C. 20549                             OMB APPROVAL
------                                                                              -------------------------------
                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP         OMB NUMBER            3235-0287
/ / Check this box if no                                                            EXPIRES:       FEBRUARY 1, 1997
    longer subject to                                                               ESTIMATED AVERAGE BURDEN
    Section 16. Form 4                                                              HOURS PER RESPONSE      ....0.5
    or Form 5 obligations                                                           -------------------------------
    may continue. See
    Instruction 1(b).
                   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the
                 Public Utility Holding Company Act of 1934 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person       2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
Berrard           Steven            R.         Florida Panthers Holdings, Inc.    "PUCK"          Issuer (Check all applicable)
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  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for        X Director         10% Owner
                                                  Number of Reporting        Month/Year         ----              ---
                                                  Person (Voluntary)            3-97                Officer (give    Other (specify
100 Northeast Third Avenue, Second Floor                                  ------------------    ----        title ---       below)
---------------------------------------------            --               5. If Amendment,                  below)
                 (Street)                                                    Date of Original
                                                                             (Month/Year)
                                                                                N/A                 --------------------------------
Fort Lauderdale,  Florida           33301
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  (City)           (State)           (Zip)       TABLE II -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/                                                                      Indirect       Owner-
                                   Year)                                                                     (I)            ship
                                          --------------------------------------------                       (Instr. 4)     (Instr.
                                          Code    V      Amount   (A) or (D)     Price                                      4)
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Class A Common Stock                3-4-97  J(1)  ---  592,877 sh.    A            --      674,877 sh.             D   N/A
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Class A Common Stock                                                                       300,000 sh.             I   *By Berrard
                                                                                                                        Holdings
                                                                                                                        Limited
                                                                                                                        Partnership
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        Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Over)
                                             (Print or Type Responses)SEC 1474 (8-92)



FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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Options                       $10.00/sh.    (2)      --   --     --      --     (2)    11-08-06   Class A  25,000 sh.
                                                                                                  Common
                                                                                                  Stock
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1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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Options                         25,000 sh.              D                               N/A
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Explanation of Responses:

(1)     Represents shares acquired in connection with the sale of indirect ownership interests in the
        Pier 66 and Bahia Mar Hotels to Florida Panthers Holdings, Inc. on March 4, 1997.
(2)     The options were acquired on November 8, 1996 and vest in four equal annual installments beginning on November 8, 1997.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.       /s/ Steven R. Berrard        4-10-97
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date
                                                                                                    STEVEN R. BERRARD

Note. File three copies of this Form, one of which must be manually signed.                                                 Page 2
  If space provided is insufficient, see Instruction 5 for procedure.                                               SEC 1474 (8-92)
